Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES FILING OF ANNUAL DISCLOSURE DOCUMENTS

Calgary, Alberta, Canada – March 30, 2011

Precision Drilling Corporation (“Precision”) announced that it has filed its annual disclosure documents with the Canadian Securities Commissions and the United States Securities and Exchange Commission (“SEC”).

Precision’s 2010 Annual Report contains the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010.  Precision’s financial results for the year ended December 31, 2010 were previously released on February 10, 2011.

Precision’s Annual Information Form has been filed on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) and, along with the Annual Report, filed on Form 40-F on the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

The documents described above are also available on Precision’s website at www.precisiondrilling.com or by emailing Precision at info@precisiondrilling.com.

In April, Precision will file with the securities commissions its 2011 Proxy Statement and Information Circular in advance of the annual and special meeting of shareholders scheduled to take place on May 11, 2011.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com